April 22, 2005

Mail Stop 4-6

John H. Heyman
Chief Executive Officer
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, GA 30022

Re:	Radiant Systems, Inc.
	Form S-3 filed March 24, 2005
	Registration no. 333-123549

	Form 10-K filed March 15, 2005
	File no. 0-22065

Dear Mr. Heyman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note that you have incorporated by reference the Form 10-K filed March 15, 2005 and this Form 10-K incorporates certain management information from your definitive proxy material, which has not yet been filed. Please be aware that we cannot accelerate the effectiveness of this registration statement until all required management information has been filed. If you do not file your definitive proxy materials within the allowed 120 days of the end of your fiscal year, or April 30, 2005, in your case, you must amend the
Form 10-K to include the required management information.  See
Corp.
Fin. Telephone Interp. H.6.

Form 10-K for December 31, 2004
Controls and Procedures, page 57

2. We note that you state that there were "no significant changes" to
Radiant`s internal controls. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please tell us whether there were any changes that would have a material affect or were likely to have a material affect upon Radiant`s internal control over financial reporting for the quarter ended December 31, 2004. Future filings should track the language of Item 308(c) of Regulation S-K.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Closing

	Please direct any questions to Hugh Fuller at (202)942-1813.

								Sincerely,


									Barbara C. Jacobs
								Assistant Director

CC:	Kenneth L. Mooney
	Smith, Gambrell & Russell, LLP
	1230 Peachtree Street, N.E., Suite 3100
	Atlanta, GA 30309
	FAX No. (404) 685-7003